Exhibit 6

AGREEMENT

This agreement (this “Agreement”) is dated as of the date of the last signature below (the “Effective Date”), by and between Amyris, Inc., a Delaware corporation (the “Company”) and the “Holder” identified on the signature pages hereto.

WHEREAS, the Company and the Holder are parties to that certain Securities Purchase Agreement, dated as of May 8, 2017 (as amended, the “SPA”), by and among the Company and the investors parties thereto.

WHEREAS, in connection with the closing of the transactions contemplated by the SPA (the “Closing”), on May 11, 2017, the Company issued to the Holder warrants to purchase shares of common stock, par value $0.0001 (the “Common Stock”) of the Company (collectively, the “Warrants”; capitalized terms used but not defined herein shall have the meanings given to such terms in the SPA or Warrants, as applicable), which Warrants contain provisions protecting the Holder from dilution in connection with certain issuances by the Company of equity or equity-linked securities during the three-year period following the Closing at a per share price less than, with respect to the Cash Warrants, the then-current exercise price, and with respect to the Anti-Dilution Warrants, the Base Share Price in the lowest-priced Dilutive Issuance as of such issuance (collectively, the “Anti-Dilution Provisions”).

WHEREAS, on August 3, 2017, the Company consummated the sale and issuance of shares of Common Stock, shares of its Series D Convertible Preferred Stock, and warrants to purchase Common Stock to affiliates of Vivo Capital LLC (the “Vivo Transaction”), which sale and issuance triggered the application of the Anti-Dilution Provisions.

WHEREAS, the parties desire to enter into this Agreement to (i) clarify the current Exercise Price of the Cash Warrants and, with respect to the Anti-Dilution Warrants, the Base Share Price in the lowest-priced Dilutive Issuance as of the Effective Date, taking into account the Vivo Transaction and (ii) clarify the process for applying the Anti-Dilution Provisions to potential future issuances by the Company of Common Stock and/or one or more forms of Common Stock Equivalents (other than Exempt Issuances) in a Dilutive Issuance.

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and the Holder agree as follows:

1.         Current Exercise Price and Warrant Share Amount.  The parties agree that, notwithstanding anything in the Warrants to the contrary, as of the Effective Date (a) the Exercise Price of all of the Warrant Shares underlying the Cash Warrants held by the Holder is $4.40 per share and (b) for the purpose of calculating the Warrant Share Amount under the Anti-Dilution Warrants held by the Holder, the Base Share Price in the lowest-priced Dilutive Issuance is $4.40 per share. For the avoidance of doubt, the foregoing shall not affect the application of the Anti-Dilution Provisions to any issuance occurring after the Effective Date, which application shall be made in accordance with the terms of the Warrants, as clarified by Section 2 below.

2.          Future Application of Anti-Dilution Provisions.  For the purposes of clarification only and not in any way an amendment of the terms of the Warrants, the parties agree that, in calculating the Base Share Price under Section 3(b) of the Cash Warrants and Section 1(c) of the Anti-Dilution Warrants, for any Dilutive Issuance in which the Company issues Common Stock and/or one or more forms of Common Stock Equivalents in a single transaction at various prices (including, without limitation, in the form of units consisting of shares of Common Stock and warrants or other options to purchase Common Stock), the Base Share Price shall be the lowest effective sale price, conversion price or exercise price per share, as applicable, of any security in such issuance, considering each security separately. By way of illustration and example, if the Company were to sell shares of Common Stock together with warrants to purchase shares of Common Stock as a unit (consisting of one share of Common Stock and a warrant to purchase one share of Common Stock) at a unit price of $4.00, with an exercise price of the warrants of $5.00 per share, the Base Share Price for such Dilutive Issuance would be $4.00 per share.

3.          Full Force and Effect.  Except as expressly clarified by this Agreement, the terms of the Warrants shall remain in full force and effect.

4.         Entire Agreement.  This Agreement and the Warrants constitute the entire agreement and understanding of the parties with respect to the subject matter hereof, and supersede all prior understandings and agreements, whether oral or written, between or among the parties hereto with respect to the specific subject matter hereof.

5.        Most Favored Nation.  The Company hereby represents and warrants as of the date hereof and covenants and agrees from and after the date hereof that none of the terms granted to any Person with respect to any agreement, clarification document, consent, release, amendment, settlement or waiver relating to the terms, conditions and transactions contemplated hereby (each, an “Amendment Document”), is or will be more favorable to such Person than those of the Holder and this Agreement (other than as to legal expenses). The provisions of this Section 5 shall apply similarly and equally to each Amendment Document.

6.         Execution. This Agreement may be executed in one (1) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may be executed and delivered by facsimile, or by email in portable document format (.pdf), and delivery of any signature page by such method will be deemed to have the same effect as if the original signature had been delivered to the other party.

7.          Amendments; Waivers.  No provision of this Agreement may be waived, modified, supplemented or amended except in a written instrument signed by each of the Company and the Holder.

8.         Governing Law.  This Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. The parties agree that the state and federal courts located within the State of New York shall have exclusive jurisdiction over any dispute arising out of this Agreement or the Warrants and waive all challenges to the jurisdiction of such courts.

9.          Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the parties and their successors and assigns.

[Signature Page Follows]

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IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the date set forth below.

AMYRIS, INC.

By:	/s/ John Melo

Name:	John Melo

Title:	President and CEO

Date:	November 19	, 2018

IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the date set forth below.

HOLDER:

DSM INTERNATIONAL B.V.

By:	/s/ Philip Eykerman

Name:	Philip Eykerman

Title:	Executive Vice President M&A

Date:	November 19	, 2018

By:	/s/ Michael Wahl

Name:	Michael Wahl

Title:	Vice President M&A

Date:	November 19	, 2018